Exhibit 21.1
List of Subsidiaries
Below is a list of our subsidiaries, giving effect to this offering, our use of the proceeds from this offering to purchase the managing membership interest in NEG Oil & Gas LLC and the completion of the merger of National Energy Group, Inc. with and into us, of which we will be the surviving entity.
Galveston Bay Pipeline, Inc.
Galveston Bay Processing, Inc.
Mid River LLC
National Offshore LP
National Onshore LP
NEG Holding LLC
NEG Oil & Gas LLC
NEG Operating LLC
NGX Energy Limited Partnership
Shana National LLC